CUSIP No. 0009223981                                      Page 1 of 5 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 1)


                        Vectra Banking Corporation
     _________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.01 par value
     ________________________________________________________________
                      (Title of Class of Securities)



                               0009223981
     _________________________________________________________________
                              (CUSIP Number)













                         ________________________




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CUSIP No. 0009223981                                      Page 2 of 5 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Lawrence, Tyrrell,
     S.S. or I.R.S. Identification             Ortale & Smith
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New York
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    248,755 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:                    ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         _______________________________________
                         7)   Sole Disposi-  248,755 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           248,755 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

_________________________________________________________________
11)  Percent of Class
     Represented by                         7.6%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0009223981                                      Page 3 of 5 Pages

Item 1(a) -    Name of Issuer:  Vectra Banking Corporation

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               1650 South Colorado Boulevard
               Suite 220
               Denver, CO  80222

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Lawrence, Tyrrell, Ortale & Smith ("LTOS"). LTOS is a New York limited partnership.
               Its sole general partner is Lawrence Venture Partners, a New York general partnership.

Item 2(b) -    Address of Principal Business Office or, if none, Residence:

               515 Madison Avenue, 29th Floor
               New York, New York  10022

Item 2(c) -    Place of Organization:

               New York

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  0009223981

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               248,755 shares of Common Stock
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CUSIP No. 0009223981                                      Page 4 of 5 Pages

               (b)  Percent of Class:

                7.6%

               (c)  Number of shares as to which such person has:

                    (i)       sole power to vote or to direct the vote:
                              248,755

                    (ii)      shared power to vote or to direct the vote:
                              -0-

                    (iii) sole power to dispose or to direct the disposition of: 248,755

                    (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable

Item 8 -       Identification and Classification of Members of the Group:

               Not applicable

Item 9 -       Notice of Dissolution of Group:
               Not applicable

Item 10 -      Certification:

               Not applicable

CUSIP No. 0009223981                                      Page 5 of 5 Pages



Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              LAWRENCE, TYRRELL, ORTALE & SMITH
                              By:  Lawrence Venture Partners,
                              General Partner


                              By   /s/ Richard W. Smith
                                        General Partner

Date: January 23, 1997